Exhibit 3.6

INTUITIVE SURGICAL, INC

CHARTER OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

Purpose:

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Intuitive Surgical, Inc., a Delaware corporation (the “Company”), shall be to recommend to the Board the type and level of compensation for officers and employees of the Company, to administer the stock option plans adopted by the Company (the “Stock Option Plans”) and to perform such other functions as may be deemed necessary or convenient in the efficient and lawful discharge of the foregoing.

Composition:

The Committee shall be comprised of a minimum of two (2) members of the Board, all of whom shall be non-employee directors. The members of the Committee and its Chairperson will be appointed by and serve at the discretion of the Board.

Functions and Authority:

The operation of the Committee shall be subject to the Bylaws of the Company, as in effect from time to time, and section 141 of the Delaware General Corporation Law. The committee shall have the full power and authority to carry out the following responsibilities.

1.	To administer and grant stock options under the various incentive compensation and benefit plans, including the Stock Option Plans.

2.	Recommend to the Board the compensation levels for directors, officers, employees and consultants of the Company including, but not limited to annual salary, bonus, stock options, and other direct or indirect benefits.

3.	Review on a periodic basis the operation of the Company’s executive compensation programs to determine whether they are properly coordinated and establish and periodically review policies for the administration of executive compensation programs.

4.	Perform such other functions and have such other powers as may be necessary or convenient in the efficient discharge of the foregoing.

5.	To report to the Board from time to time, or whenever it shall be called upon to do so.

Meetings:

The Committee will hold at least two (2) regular meetings per year and additional meetings as the Chairperson or Committee deems appropriate. The President and Chief Executive Officer of the Company may attend any meeting of the Committee, except for portions of the meetings where his/her or their presence would be inappropriate, as determined by the Committee.

Minutes and Reports:

Minutes of each meeting of the Committee shall be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Committee. The Committee shall report to the Board from time to time, or whenever so requested by the Board.